

Mail Stop 3720

July 1, 2008

Via Mail and Facsimile (714) 466-5801

Kevin T. Michaels
Chief Financial Officer
Powerwave Technologies, Inc.
1801 E. St. Andrew Place
Santa Ana, CA 92705

      Re: Powerwave Technologies, Inc.
          Form 10-K for Fiscal Year Ended December 30, 2007
          Filed February 28, 2008
          File No. 000-21507

Dear Mr. Michaels:

      We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. You should confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 30, 2007

General

1. We note that you recorded various restructuring and impairment charges during
   2007 related to plans to consolidate operations and reduce costs. Please tell us
   why you concluded that disclosure under Item 2.06 of Form 8-K was not required
   at the time of adoption of each of those plans.

Part III
Item 11. Executive Compensation

Compensation Discussion and Analysis, Form 10-K/A page 7

2. It appears that you use the surveys listed for benchmarking purposes. If so, you
   must identify the companies in the surveys. Please confirm in your response letter
   that you will comply with our comment in future filings where you use the
   surveys to benchmark elements of your named executive officers' compensation.
   See Regulation S-K Item 402(b)(2)(xiv).

3. Also, it is unclear how you benchmark each element of your executive
   compensation (other than base salary) against the companies included in the
   surveys listed. Please explain in future filings how you determine the elements
   and levels of your executive compensation relative to the other companies and
   discuss the compensation committee's analysis of the data in materially complete
   detail.

4. In future filings please provide all the additional information about the amounts
   that could be earned under non-equity incentive plans that is required to be
   disclosed in the supplemental Grants of Plan-Based Awards Table. Refer to Item
   402(d)(iii) of Regulation S-K.

*   *   *   *

Please respond to this letter within 10 business days or tell us when you will
provide us with a response. Detailed letters greatly facilitate our review. Please file your
letter over EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all

Kevin T. Michaels
Powerwave Technologies, Inc.
July 1, 2008
Page 3

information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director